SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Hansen Natural Corporation

(Name of Issuer)

Common Stock, $0.005 par value per share

(Title of Class of Securities)

411310105

(CUSIP Number of Class of Securities)

Eric A. DeJong
P. Amy Reischauer
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, Washington 98101-3099
(206) 359-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on following pages)

(Page 1 of 10 Pages)

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
(Amendment No. 4)

CUSIP No. 411310105

1.	Name of Reporting Person: Kevin Douglas		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒	Joint Filing (see Item 4 hereof)

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 710,535(1)

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 1,053,561(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,053,561

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.2%(3)

12.	Type of Reporting Person: IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 404,036 shares both directly and jointly. In addition, Kevin Douglas is the trustee of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust.

(2)	Kevin Douglas has been granted dispositive power with respect to the shares held by James E. Douglas, III and the Douglas Family Trust.

(3)	Calculated based on 10,365,103 shares of Hansen Natural Corporation’s Common Stock outstanding as of November 5, 2003, as reported in its quarterly report on Form 10-Q for the quarter ended September 30, 2003 and filed with the Securities and Exchange Commission on November 14, 2003.

SCHEDULE 13G
(Amendment No. 4)

CUSIP No. 411310105

1.	Name of Reporting Person: James E. Douglas, III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒	Joint Filing (see Item 4 hereof)

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 20,720

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 20,720

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,053,561

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.2%(1)

12.	Type of Reporting Person: IN

(1)	Calculated based on 10,365,103 shares of Hansen Natural Corporation’s Common Stock outstanding as of November 5, 2003, as reported in its quarterly report on Form 10-Q for the quarter ended September 30, 2003 and filed with the Securities and Exchange Commission on November 14, 2003.

SCHEDULE 13G
(Amendment No. 4)

CUSIP No. 411310105

1.	Name of Reporting Person: Douglas Family Trust (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒	Joint Filing (see Item 4 hereof)

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 322,306

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 322,306

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,053,561

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.2%(2)

12.	Type of Reporting Person: OO

(1)	James E. Douglas, Jr. and Jean A. Douglas, husband and wife, are co-trustees.

(2)	Calculated based on 10,365,103 shares of Hansen Natural Corporation’s Common Stock outstanding as of November 5, 2003, as reported in its quarterly report on Form 10-Q for the quarter ended September 30, 2003 and filed with the Securities and Exchange Commission on November 14, 2003.

SCHEDULE 13G
(Amendment No. 4)

CUSIP No. 411310105

1.	Name of Reporting Person: James Douglas and Jean Douglas Irrevocable Descendants' Trust(1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒	Joint Filing (see Item 4 hereof)

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 306,499

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 306,499

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,053,561

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.2%(2)

12.	Type of Reporting Person: OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.

(2)	Calculated based on 10,365,103 shares of Hansen Natural Corporation’s Common Stock outstanding as of November 5, 2003, as reported in its quarterly report on Form 10-Q for the quarter ended September 30, 2003 and filed with the Securities and Exchange Commission on November 14, 2003.

Item 1.

(a)	Name of Issuer: Hansen Natural Corporation

(b)	Address of Issuer’s Principal Executive Offices: 1010 Railroad Street Corona, California 92882

Item 2.

(1)(a)	NAME OF PERSONS FILING: Kevin Douglas James E. Douglas, III

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 1101 Fifth Avenue, Suite 360 San Rafael, California 94901

(c)	CITIZENSHIP: United States

(d)	TITLE OF CLASS OF SECURITIES: Common Stock

(e)	CUSIP NUMBER: 411310105

(2)(a)	NAME OF PERSONS FILING: Douglas Family Trust James Douglas and Jean Douglas Irrevocable Descendants’ Trust

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 1101 Fifth Avenue, Suite 360 San Rafael, California 94901

(c)	CITIZENSHIP: California

(d)	TITLE OF CLASS OF SECURITIES: Common Stock

(e)	CUSIP NUMBER: 411310105

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not Applicable

Item 4. Ownership

     Reference is made to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G, which Rows are incorporated by reference herein. According to Hansen Natural Corporation’s quarterly report on Form 10-Q for the quarter ended September 30, 2003, as filed with the Securities and Exchange Commission on November 14, 2003, there were 10,365,103 shares of its Common Stock outstanding as of November 5, 2003. As of the date of filing of this Schedule 13G, the following Reporting Persons hold directly the following number of shares of Hansen Natural Corporation’s Common Stock:

COMMON STOCK
REPORTING PERSON	DIRECTLY HELD

Kevin Douglas (1)	404,036
James E. Douglas, III	20,720
Douglas Family Trust	322,306
James Douglas and Jean Douglas Irrevocable Descendants’ Trust	306,499

Total	1,053,561

(1)	As referenced above, Kevin Douglas and his wife, Michelle Douglas, hold 404,036 shares both directly and jointly.

     Each of the Reporting Persons may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons. Although the Reporting Persons are reporting such securities as if they were members of a “group,” the filing of this Schedule 13G shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

     Not applicable.

Item 8. Identification and Classification of Members of the Group

     Not applicable.

Item 9. Notice of Dissolution of Group

     Not applicable.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2004	/s/ Tim McGaw, Attorney-in-Fact

Kevin Douglas

Date: February 11, 2004	/s/ Tim McGaw, Attorney-in-Fact

James E. Douglas, III

DOUGLAS FAMILY TRUST

Date: February 11, 2004	By:	/s/ Tim McGaw, Attorney-in-Fact

	Title:	James E. Douglas, Jr. Trustee

Date: February 11, 2004	By:	/s/ Tim McGaw, Attorney-in-Fact

	Title:	Jean A. Douglas Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST

Date: February 11, 2004	By:	/s/ Tim McGaw, Attorney-in-Fact

	Title:	Kevin Douglas Trustee

Date: February 11, 2004	By:	/s/ Tim McGaw, Attorney-in-Fact

	Title:	Michelle Douglas Trustee

EXHIBIT A

JOINT FILING AGREEMENT

     This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares of Friendly Ice Cream Corporation’s Common Stock, $0.01 par value per share, is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: February 11, 2004	/s/ Tim McGaw, Attorney-in-Fact

Kevin Douglas

Date: February 11, 2004	/s/ Tim McGaw, Attorney-in-Fact

James E. Douglas, III

DOUGLAS FAMILY TRUST

Date: February 11, 2004	By:	/s/ Tim McGaw, Attorney-in-Fact

	Title:	James E. Douglas, Jr. Trustee

Date: February 11, 2004	By:	/s/ Tim McGaw, Attorney-in-Fact

	Title:	Jean A. Douglas Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST

Date: February 11, 2004	By:	/s/ Tim McGaw, Attorney-in-Fact

	Title:	Kevin Douglas Trustee

Date: February 11, 2004	By:	/s/ Tim McGaw, Attorney-in-Fact

	Title:	Michelle Douglas Trustee

A-1